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February 26, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0104
Attention: Filing Desk

Re:	Request for Withdrawal of Application: Withdrawal of International Tower Hill Mines Ltd. Application for an Order Pursuant to Section 3(b)(2) or Section 6(c) and Section 45(a) of the Investment Company Act of 1940 (File No. 812-14119)

Ladies and Gentlemen:

On February 4, 2013, a filing agent filed a Form 40-APP (Accession Number: 0000912282-13-000068) on the Securities and Exchange Commission’s EDGAR website under International Tower Hill Mines Ltd. (CIK: 0001134115). This filing should not have been made on behalf of International Tower Hill Mines Ltd. Rather, the filing agent had intended to file it for International Minerals Corp. (CIK: 0001365971), a company unrelated to International Tower Hill Mines Ltd. We understand that International Minerals Corp. subsequently filed the Form 40-APP under its CIK upon discovering the error.

By this letter, we respectfully request on behalf of International Tower Hill Mines Ltd. that the Form 40-APP (Accession Number: 0000912282-13-000068) for International Tower Hill Mines Ltd. be withdrawn and that the Commission take no further action with respect thereto.

Thank you for your attention to this matter. Should you have any questions concerning this request, please contact the undersigned at (303) 454-2537.

Sincerely,

/s/ Jesse Menlove

Jesse Menlove

cc: Tom Yip, International Tower Hill Mines Ltd.